

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

February 2, 2010

Mr. Perry Y. Ing
Vice President, Chief Financial Officer and Secretary
US Gold Corporation
99 George Street, 3rd Floor
Toronto, Ontario, Canada
M5A2N4

> **Re:** **US Gold Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Filed April 10, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 8, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 7, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Filed November 6, 2009**
> **File No. 001-33190**

Dear Mr. Ing:

    We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Mr. Perry Y. Ing
US Gold Corporation
February 2, 2010
Page 2

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Critical Accounting Policies, page 42

1.   We considered your response to prior comment 1 with regard to how you have
        determined that your grouping of the mineral property assets at the geological
        mineral complex level for the purposes of testing for impairment is consistent
        with the guidance in SFAS 144, paragraph 10. We further note the mineral
        properties included in the Battle Mountain Complex and Other U.S. Properties in
        your impairment tests are not contiguous parcels of land within the asset group.
        Please clarify how you have determined that the cash flows associated with these
        mineral properties are interdependent with each other and that each of these asset
        groupings have shared costs structures.

Engineering Comments

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Critical Accounting Policies, page 42

2.   We note your reference to a price range of $25-27 per resource ounce in your
        valuation estimates as provided to us in your response dated September 23, 2009.
        This estimate was derived from a review of 42 observable market transactions
        involving gold companies in established mining regions, resulting in the median
        price paid in transactions of $27.39 per ounce of measured and indicated resource
        and $24.90 per ounce of inferred resource. Many mining companies reference the
        Mining Business Digest as a source of similar information. Please identify the
        source of your reference information and provide a copy to our engineering staff.
        In addition please identify the source document for your estimate of
        approximately $1.1 million per square mile based on a review of 8 observable
        market transactions involving gold companies in Nevada and provide a copy for
        our review.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

You may contact Suying Li at (202) 551-3335, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director